

DIVISION OF
CORPORATION FINANCE

July 1, 2009

<u>Via Mail and Fax</u>

Christian G. Farman
Chief Financial Officer
Thor Industries, Inc.
3080 Windsor Court
Elkhart, IN 46514

>   **Re: Thor Industries, Inc.**
>   **File No. 001-09235**
>   **Form 10-K: For the fiscal year ended July 31, 2008**
>   **Form 10-Q: For the quarterly period ended January 31, 2009**
>   **Form 10-Q: For the quarterly period ended April 30, 2009**

Dear Mr. Farman:

     We have reviewed your correspondence dated June 4, 2009, and the additional filing referenced above, and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with further information. After reviewing the additional information, we may raise further comments. Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

<u>Form 10-K: For the fiscal year ended July 31, 2008</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Fiscal 2008 vs. Fiscal 2007</u>
<u>Segment Reporting, page 17</u>

1. We have reviewed the proposed disclosure that you provided in response to our prior comment numbers 1 and 2. In this regard, we note that you have revised your disclosure to quantify the period-to-period changes in each segment's (i) aggregate material, labor, freight-out and warranty costs and (ii) overhead costs, on an absolute basis, as well as a percentage of net sales. However, your revised disclosure does not discuss whether the actual unit costs of each segment's products have been impacted by factors such as changes in labor rates or the purchase price of materials. For

example, based upon your response to our prior comment number 3, it appears that you use standard costing to capture labor and material costs. Yet, your revised disclosure does not (a) discuss whether your standard unit costs have changed or remained the same for your comparable reporting periods or (b) provide the underlying reason(s) for any changes to standard unit costs, if applicable. Furthermore, we believe you should quantify each significant component of inventory and overhead cost for each segment at an appropriate disaggregated level of detail, including the unallocated manufacturing costs described in your response to prior comment number 3, along with the effects on average cost of products produced, and discuss the underlying reasons for changes in such amounts. Based upon the observations noted above, please expand your MD&A disclosure as appropriate. We believe an analysis at a greater level of detail will provide investors with a more complete understanding of the factors affecting the results of operations for each segment. It also appears to us that changes in the number of units sold between comparable periods also impacts the amount of gross profit reported in each period such that it should be discussed to the extent material. Please provide your proposed disclosure as part of your response.

2. In connection with the above comment, it is not clear how the dollar amount of the changes in the manufacturing overhead costs for each segment referred to in your proposed disclosure contained in the response to comment 1 correlate to the percentages indicated therein and the associated dollar amount of net sales. For example, for towables, net sales were $1,763,099 and $1,890,100 for 2008 and 2007, respectively. Applying the associated indicated percentages of 7.3% and 7.0% for 2008 and 2007, respectively, derive manufacturing overhead costs of $128,706 and $132,307, respectively, for a difference of $3,601 rather than the difference of $9,561 indicated. Please clarify.

3. We note that the proposed disclosure that has been provided in response to our prior comment number 4 does not discuss the underlying reasons for the changes in certain components of your segments' selling, general, and administrative expenses. For example, we note that during fiscal year 2008, insurance and accounting costs increased for each of your segments and corporate without explanation. Please expand your disclosure to discuss the underlying reason(s) for the fluctuations in each item identified as a contributor to the period-to-period changes in your segments' selling, general, and administrative expenses. Please provide your proposed disclosure as part of your response.

4. Refer to your response to prior comment number 5 and the revised disclosure proposed therein. Please ensure to integrate this proposed disclosure into the analysis on gross profit and margin for each segment in the proposed disclosure contained in the response to prior comment number 1 as appropriate so that investors may readily have a comprehensive analysis of all material factors impacting cost of sales, gross profit and margin. For example, correlate the relationship on gross profit and margin of the increase in average prices associated with a greater proportion of sales of

higher priced units and the related increased costs associated with such units. On the point of a greater proportion of sales of higher priced units, consider additional disclosure in support of this as such relationship is not apparent from the expanded tables contained in the response to comment number 2 in your letter to us of April 6, 2009. In connection with this, clearly delineate and explain the respective impacts of increased average prices and discounting and incentives on net sales, gross profit and margin, as these appear to be counter to one another.

Critical Accounting Principles, page 22

5. We note from your response to our prior comment number 3 that you use standard costing to measure the material and labor costs included in inventory, and you allocate overhead based upon its relative percentage to direct labor during periods when production approximates normal capacity and also based upon management's judgment. Given that judgment is involved in estimating inventory costs, abnormal overhead costs, and inventory obsolescence, as well as the significance of your inventory balance relative to total current assets, please expand your disclosure in the "Critical Accounting Principles" section of MD&A to discuss the significant judgments, estimates and assumptions associated with the accounting for your inventory, including obsolescence. In this regard, your disclosure should discuss (i) the nature of any significant estimates and/or assumptions used in measuring inventory costs, (ii) how you arrive at those estimates and/or assumptions, (iii) how accurate your estimates and/or assumptions have been in the past, (iv) how much your estimates and/or assumptions have changed in the past, (v) whether your estimates and/or assumptions are reasonably likely to change in the future, and (vi) the degree of management judgment used in allocating overhead and the basis for such judgment. Refer to Section V of our release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" for further instruction. In addition, please revise your inventory accounting policy in Note A to your financial statements to indicate that your inventory costing method approximates costs determined on a LIFO basis. Refer to footnote 3 to Chapter 4 of ARB 43 for further guidance.

Financial Statements
Notes to Consolidated Financial Statements
F. Income Taxes, page F-12

6. We have reviewed the proposed disclosure that was provided in response to our prior comment number 6. In your disclosure regarding "Current Federal Tax Expense," you state that federal tax expense increased by $6,701 as a result of other temporary items as detailed in the "Summary of Deferred Income Taxes Table" included in Form 10-K for fiscal 2008. While we acknowledge that the items included in the aforementioned table would impact your total reported tax expense, it is not clear to us how such items would impact your current federal tax expense. Also, it is not

apparent from the "Summary of Deferred Income Taxes Table" how the $6,701 is derived therefrom. Please advise with a view toward disclosure.

7. In the proposed disclosure contained in your response to comment number 6 you refer to the $12,000 Indiana tax settlement recorded in 2007 in explaining the variances in current state and local tax expense between the respective comparative periods. However, your description of this settlement refers to the reversal in 2007 of associated remaining reserves that had been established of only $7,000. Please clarify for us and in your disclosure the relationship between these amounts. Additionally, although you refer to this current state tax benefit in 2007 as $7,800 net of federal taxes apparently with respect to net overall current tax expense, the federal tax effect of this benefit (presumably, $4,200 expense) is not apparent in the explanation of the variance in current federal tax expense between 2007 and the respective comparative periods, and such effect appears to be material to current federal tax expense. Please advise or revise as appropriate.

Form 10-Q: For the quarterly period ended January 31, 2009

Item 1. Financial Statements
Notes to Condensed Consolidated Financial Statements
Segment Information, page 5

8. Refer to your response to prior comment number 12. We note that the towable recreational vehicle (TRV) segment has a consistent history of declining revenues and income before taxes since October 31, 2006. We further note from the response that (i) a substantial portion of the goodwill ($120.0 million out of $143.8 million) and trademarks ($7.0 million out of $10.2 million) of the TRV segment are assigned to the Keystone reporting unit, (ii) you state Keystone experienced the largest absolute dollar change in operating results and was responsible for the majority of the decrease in pre-tax income for the TRV segment for the six months ended January 31, 2009 compared to the prior year, and (iii) you state that estimated industry TRV unit sales reflected in the analysis performed at April 30, 2009 were decreased for 2010 through 2013 by what appears to be 32% from prior projections. Please provide us with a copy of the impairment analysis performed in regard to the goodwill and trademarks for Keystone as of April 30, 2009. Tell us the significant assumptions, estimates, projections and variables used in the analysis that derive an estimated fair value of 2.4 times the carrying amount for Keystone. In particular, explain to us how the reduced estimated industry TRV unit sales for 2010 through 2013 mentioned above were incorporated into the analysis for Keystone and the impact of such on the results of the analysis. Explain to us why you believe the significant items used in the analysis and your overall conclusion in regard to goodwill and trademark impairment for Keystone are reasonable under the circumstances. In support of the reasonableness of the significant items used in the analysis, include a comparison of the amounts used in the analysis to actual amounts incurred in each quarter within the prior and current fiscal periods for Keystone, including net sales and net operating results for the unit.

    If available, tell us your expectations of the results for Keystone for the fourth quarter of fiscal 2009.

Form 10-Q: For the quarterly period ended April 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Three Months Ended April 30, 2009 vs. Three Months Ended April 30, 2008
Segment Reporting
Buses, page 22

9. Please tell us why and disclose the self insurance reserve was increased by $4 million during the quarter.

Financial Condition and Liquidity, page 28

10. We note that net cash of operating activities for the current period presented on the statement of cash flows in this filing and each preceding filing back to the 2008 Form 10-K is materially less than that for the comparative period without any analysis of the reasons for the lower amount. Although this may be due in some degree to the comparatively lower results of operations in the current periods, please note that reference to results of operations, prepared on the accrual basis of accounting, may not provide a sufficient basis for a reader to analyze changes in cash from operating activities in terms of cash. Accordingly, please disclose in terms of cash the reasons and associated underlying drivers contributing to material variances in net cash of operating activities. Also note that references solely to changes in line items in the statements of cash flows may not provide a sufficient basis for a reader to analyze the impact in terms of cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

    You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

                                          Sincerely,

                                          Lyn Shenk
                                          Branch Chief